Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-233120
August 31, 2021

HTLF

Strength. Insight. Growth.

Investor Presentation

August 31, 2021

 2  This presentation (including any information incorporated herein by reference), and future oral and written statements of HTLF and its management, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the business, financial condition, results of operations, plans, objectives and future performance of the company.Any statements about the company's expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. Forward-looking statements may include information about possible or assumed future results of the company's operations or performance. These forward-looking statements are generally identified by the use of words such as ‘‘believe”, “expect’’, “anticipate’’, ‘‘plan”, “intend”, “estimate’’, ‘‘project”, “may”, ‘‘will”, ‘‘would”, ‘‘could”, ‘‘should’’, “view”, “opportunity”, “potential”, or similar or negative expressions of these words or phrases. Although the company may make these statements based on management’s experience, beliefs, expectations, assumptions and best estimate of future events, the ability of the company to predict results or the actual effect or outcomes of plans or strategies is inherently uncertain, and there may be events or factors that management has not anticipated. Therefore, the accuracy and achievement of such forward-looking statements and estimates are subject to a number of risks, many of which are beyond the ability of management to control or predict, that could cause actual results to differ materially from those in its forward-looking statements. These factors, which the company currently believes could have a material effect on its operations and future prospects, are detailed below and in the risk factors in HTLF's reports filed with the Securities and Exchange Commission (“SEC”), including the “Risk Factors” section under Item 1A of Part I of the company’s Annual Report on Form 10-K for the year ended December 31, 2020, include, among others: COVID-19 Pandemic Risks, including risks related to the ongoing COVID-19 pandemic and measures enacted by the U.S. federal and state governments and adopted by private businesses in response to the COVID-19 pandemic;Economic and Market Conditions Risks, including risks related to changes in the U.S. economy in general and in the local economies in which HTLF conducts its operations and future civil unrest, natural disasters, terrorist threats or acts of war;Credit Risks, including risks of increasing credit losses due to deterioration in the financial condition of HTLF's borrowers, changes in asset and collateral values and climate and other borrower industry risks which may impact the provision for credit losses and net charge-offs;Liquidity and Interest Rate Risks, including the impact of capital market conditions and changes in monetary policy on our borrowings and net interest income;Operational Risks, including processing, information systems, cybersecurity, vendor, business interruption, and fraud risks;Strategic and External Risks, including competitive forces impacting our business and strategic acquisition risks;Legal, Compliance and Reputational Risks, including regulatory and litigation risks; andRisks of Owning Stock in HTLF, including stock price volatility and dilution as a result of future equity offerings and acquisitions.There can be no assurance that other factors not currently anticipated by HTLF will not materially and adversely affect the company’s business, financial condition and results of operations. In addition, many of these risks and uncertainties are currently amplified by and may continue to be amplified by the COVID-19 pandemic and the impact of varying governmental responses that affect the company’s customers and the economies where they operate. Additionally, all statements in this presentation, including forward-looking statements speak only as of the date they are made. The company does not undertake and specifically disclaims any obligation to publicly release the results of any revisions which may be made to or correct or update any forward-looking statement to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events or to otherwise update any statement in light of new information or future events. Further information concerning HTLF and its business, including additional factors that could materially affect the company’s financial results, is included in the company’s filings with the SEC.Additional Information and Where to Find ItHTLF has filed a registration statement (including a prospectus) (File No. 333-233120) and a preliminary prospectus supplement with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and the other documents that HTLF has filed with the SEC for more complete information about the company and the offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HTLF, any underwriter or any dealer participating in the offering will arrange to send you copies of the prospectus and the preliminary prospectus supplement relating to the offering if you request it by contacting Piper Sandler & Co. by emailing FSG-DCM@psc.com. Certain information contained in this presentation and statements made orally during this presentation relate to or are based on publications and other data obtained from third party sources. While HTLF believes these third party sources to be reliable as of the date of this presentation, HTLF has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from such third party sources.  Safe Harbor  Notes Regarding the Use of Non-GAAP Financial MeasuresThis presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Management uses these “non-GAAP” measures in its analysis of the HTLF’s performance. Management believes these non-GAAP financial measures allow for better comparability of period to period operating performance. Additionally, HTLF believes this information is utilized by regulators and market analysts to evaluate a company’s financial condition and therefore, such information is useful to investors. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. A reconciliation of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures is provided in the Appendix to this presentation.

 Issuer  Heartland Financial USA, Inc. (NASDAQ: HTLF)  Security Type  Fixed-to-Floating Rate Subordinated Notes  Offering Type  SEC Registered  Rating ¹  BBB by Kroll Bond Rating Agency, Inc.  Term / Maturity  10 years / 2031  Offering Size  $100 million  Redemption   Five-year non-call period, callable at par thereafter at the Company’s option beginning in 2026  Coupon Structure  Five-year fixed rate, five-year floating rate  Covenants  Consistent with regulatory requirements for Tier 2 Capital  Use of Proceeds  General corporate purposes, which may include, without limitation, providing capital to support our organic growth or growth through strategic acquisitions, financing investments, capital expenditures, investments in the subsidiary banks as regulatory capital, and repaying indebtedness. A portion of the proceeds may be used to retire higher interest rate senior debt, including $21.25 million principal amount of a note payable to an unaffiliated bank which matures at July 24, 2028 and which is currently accruing interest at 5.425% per annum. We may also retire certain trust preferred securities where the rates and terms make it advantageous to do so.  Sole Book-Running Manager    Terms of the Proposed Offering  3  Note: No representation or warranty is made regarding the adequacy or completeness of this summary information. Potential investors should refer to the offering documentation for their decision-making purposes, including the Preliminary Prospectus Supplement and Prospectus available on the SEC website and the documents incorporated by reference thereinA securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835

 Company Overview  4  Company Overview – NASDAQ: HTLF  Fiscal 2Q 2021 Financial Highlights  Headquartered in Dubuque, IAHolding company established in 1981; NASDAQ member since 2003Company conducts community banking business through 11 independently chartered banks132 full-service branches located across 12 states in the Midwest, Southwest and Western regions of the country  Note: Financial information and branch information as of the quarter ending June 30, 2021See Appendix for reconciliation of non-GAAP financial measures to most directly comparable GAAP financial measures    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Franchise Footprint

 5  Subsidiary Banks by Region  Note: Financial and branch information as of the quarter ending June 30, 2021; dollars in thousandsSource: S&P Global Market Intelligence; population change at the MSA/County level of covered markets  Bank of Blue Valley – KS/MO  Illinois Bank & Trust - IL  Minnesota Bank & Trust - MN  HTLF Midwest  Total Assets: $1,671,240Total Deposits: $1,512,106No. of Branch Offices: 9  Total Assets: $955,638Total Deposits: $762,549No. of Branch Offices: 2  Total Assets: $1,419,003Total Deposits: $1,168,617No. of Branch Offices: 10  Rocky Mountain Bank - MT  Citywide Banks - CO  Premier Valley Bank - CA  HTLF West/Southwest  Total Assets: $2,611,842Total Deposits: $2,174,237No. of Branch Offices: 21  Total Assets: $1,126,807Total Deposits: $963,459No. of Branch Offices: 6  Total Assets: $646,821Total Deposits: $568,961No. of Branch Offices: 9  Dubuque Bank & Trust - IA  Wisconsin Bank & Trust - WI  Total Assets: $1,252,096Total Deposits: $1,093,119No. of Branch Offices: 13  Total Assets: $1,990,040Total Deposits: $1,471,564No. of Branch Offices: 7    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  First Bank & Trust - TX  New Mexico Bank & Trust - NM  Arizona Bank & Trust - AZ  Total Assets: $2,494,257Total Deposits: $2,195,838No. of Branch Offices: 24  Total Assets: $1,645,816Total Deposits: $1,450,248No. of Branch Offices: 9  Total Assets: $2,882,969Total Deposits: $2,361,391No. of Branch Offices: 22  Corporate Structure and Markets

Key Factors Driving Business Strategy

- **Broad footprint enhances profitable growth strategies and diversifies risk**
  - Expands opportunities for new client acquisition – both organic and through M&A
  - Credit exposure is not geographically concentrated – spread over 12 state footprint
  - HTLF projected 5yr MSA growth rate of 4.5% exceeds National Average of 2.9%[1]
    - HTLF West/Southwest – 5.8%
    - HTLF Midwest – 2.8%

- **Focus on gaining significant presence within each market**
  - Top 10 deposit share in 26 of the 38 MSAs in which we operate[2]
  - Top 5 deposit share in 12 of those MSAs[2]
  - Enhances Talent Acquisition and Branch Optimization

- **Local Banking Model emphasizes responsiveness to clients and communities**
  - Local leadership facilitates development and retention of new client deposit/loan relationships
  - Ensures engagement in the communities we serve

- **Central support functions provide efficiencies and sophistication**
  - Centralized "back-office" operations and support functions maximize operating efficiency
  - Centralized risk management functions support strong corporate-wide oversight
  - Financial strength to invest in sophisticated system-wide technology platforms and tools

(1) Source: S&P Global Market Intelligence
(2) Deposit information as of June 30, 2020

6

HTLF
Strength. Insight. Growth.

 7  Executive Leadership Team

 8  Total Assets ($B)  Total Deposits ($B)1  Loans Held to Maturity ($B)  Loans / Deposits (%)  Includes deposits held for sale in 2018 of $0.106B    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Summary Balance Sheet Items

 9  Note: Year-to-date (YTD) represents the six-month period ended June 30 of each yearSee Appendix for reconciliation of non-GAAP financial measures to most directly comparable GAAP financial measuresPre-Provision Net Revenue FTE (non-GAAP measure) is defined as Net Interest Income FTE + Noninterest Income – Noninterest Expense    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Return on Annualized Average Assets (%)  Return on Annualized Avg. Tangible Common Equity (%)1  Pre-Provision Net Revenue FTE ($M)1 2  Total Revenues FTE ($M)1  Summary Profitability Items

 10    Note: Assets of divested consumer finance company (Citizens) sold in early Q1 2019On a fully tax equivalent basis; See Appendix for reconciliation of non-GAAP financial measures to most directly comparable GAAP financial measures    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Net Interest Margin (non-GAAP) Breakdown1  Annual  Quarterly

 11    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Leveraging Core Costs and Growth1  Noninterest expense is presented exclusive of (gain)/loss on sales/valuations of assets, netSee Appendix for reconciliation of non-GAAP financial measures to most directly comparable GAAP financial measures  Operating Efficiency | Leveraging Core Costs and Growth  Efficiency Ratio2

 12    Note: Noninterest income is presented exclusive of security gainsNote: Financial information year-to-date for the six-month period ended June 30, 2021    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Non-Interest Income Breakdown  Noninterest Income (excl. Security Gains): $60.7 million

 13  Loan Held to Maturity ($M)  Note: Financial information as of June 30, 2021Based on average loans for the quarter ended June 30, 2021 and includes AFS loans and nonaccrual loans; includes purchase accounting accretion of 0.09%  Yield on Loans: 4.54%1    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Operating Line Utilization Rates  Diversified Loan Portfolio  Loan Composition by Product Type  Loans by Geography

 C&I portfolio represents 25% of total loansNon-Accrual rate of 0.72%Average loan size of $388 thousandWell diversified by industry type and geography  14  Note: Financial information as of June 30, 2021    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Loan Portfolio Overview: Commercial & Industrial (excl. PPP)   C&I Portfolio Detail  Geographic Distribution  Portfolio Highlights  C&I Loans Outstanding ($M)

 CRE portfolio represents 39% of total loansNon-Accrual rate of 0.78%; excluding lodging rate is 0.34%Average loan size of $928 thousandWell diversified by property type and geography  15  Note: Financial information as of June 30, 2021    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Loan Portfolio Overview: Total CRE   Total CRE Portfolio Detail  Geographic Distribution  Portfolio Highlights  Total CRE Loans Outstanding ($M)

 Ag portfolio represents 7% of total loansNon-Accrual rate of 3.09%Average loan size of $227 thousandCrop ins. is required on exposures >$500,000Increase in 4Q20 due to AIM acquisition  16  Note: Financial information as of June 30, 2021    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Loan Portfolio Overview: Agriculture  Agriculture Portfolio Detail  Geographic Distribution  Portfolio Highlights  Agriculture Loans Outstanding ($M)

 Construction portfolio represents 9% of total loansNon-Accrual rate of 0.05%Average loan size of $557 thousandWell diversified by property type and geography  17  Note: Financial information as of June 30, 2021    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Loan Portfolio Overview: Construction  Construction Portfolio Detail  Geographic Distribution  Portfolio Highlights  Construction Loans Outstanding ($M)

 Originated nearly 8,000 PPP loans totaling approximately $1.63 billonAverage loan size of $204 thousandOver 68% of PPP Round 1 Loan balances forgiven as of 6/30/21  18  Note: Financial information as of June 30, 2021Excludes AIM PPP originated loans prior to conversion, February 25, 2021    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  COVID-19: PPP Portfolio Overview  PPP Loans Outstanding Principle Amounts ($M)  Geographic Distribution of Originations1  Portfolio Highlights  PPP Remaining Deferred Fees ($000)

 19  Payment modifications are predominantly for 90-day periodsCommercial modifications represent greater than 90% of all modifications  Note: Dollars in thousandsBalances of Loans Modified are as of June 30, 2021Total Loans used for base of calculation are as of June 30, 2021, excluding PPP Loans    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835    COVID-19: Related Loan Modifications

 20  Note: CECL adopted January 1, 2020Note: Non-performing loans defined as nonaccrual loans + loans 90 days past due; non-performing assets defined as nonperforming loans + other real estate owned + other repossessed assets    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Non-Performing Assets  Non-Performing Loans  Net Charge-offs  Loan Delinquencies 30-89 days  Summary Asset Quality

 Allowance for Credit Losses ($000)  Allowance for Unfunded Commits ($000)  21  Note: Financial information as of June 30, 2021    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835    CECLAdoption  Allowance as a % of Loans  Allowance for Credit Related Losses

 Deposit Composition  Cost of Interest-Bearing Deposits (%)  Customer Non-Time Breakdown ($M)  22  Note: Financial information as of June 30, 2021    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Deposit Mix  5,991

 23  97.2% of Municipal holdings are rated A or better57.1% of Non-Agency MBS are rated AAAABS portfolio consists of the following80.1% of Government/FFELP Student Loan Securities17.4% of SBA Guaranteed Securities97.1% of the non-agency CMBS are short, senior, “Bridge to HUD” securities that carry 20-30% Credit Enhancement, 70-90% LTVs, floating rate coupons, and are very short (1-2 year lives)    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Note: Financial information as of June 30, 2021  High-Performing Securities Portfolio

 24  Average monthly cash flow from Investments for the next 12 months: $70 million  Capital Instruments ($M)  Liquidity Metrics  Note: Financial information as of June 30, 2021PPP Liquidity Fund expires July 30, 2021; PPPLF balances were repaid in early JulyRefers to weighted average rate (including swaps) of trust preferred securities; trust preferred securities have various maturity dates    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Additional Sources of Bank Funding ($M)  Holding Company Detail ($M)  Conservative Liquidity Profile

 Total Risk Based Capital Ratio (%)  25  10.0  CET1 and Tier 1 Capital Ratio (%)  Tier 1  CET1  8.0  6.5  Note: Orange lines depict well capitalized bank levelsSee Appendix for reconciliation of non-GAAP financial measures to most directly comparable GAAP financial measures  5.0    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Consolidated Capital Ratios  TCE/TA (%)1  Tier 1 Leverage Ratio (%)

 26  Pro Forma Capital Ratios  All offering assumptions are for illustrative purposes only; assumes a $100.0 million gross subordinated notes issuance, a 1.25% underwriters’ fee, and $475,000 of offering-related costs; assumes a 20.0% risk weighting Includes the redemption of $21.3 million net payable to unaffiliated bank and $10.8 million in trust preferred securitiesIncludes the impact of $4.6 million in breakage fees associated with swap contract termination and discount amortization reversal due to prior purchase accounting on the redeemed debt; assumes breakage fees are tax-effected at a 21.0% tax rate; DTA assumes a 100.0% risk weightingSee Appendix for reconciliation of non-GAAP financial measures to most directly comparable GAAP financial measures

 27  Pro Forma Double Leverage and Interest Coverage  Note: All offering assumptions are for illustrative purposes only; assumes $100.0 million in gross subordinated notes issuance, a 1.25% underwriters’ fee, $475,000 of offering-related costs, a 3.50% coupon and $0.0 million of net proceeds downstreamed to the subsidiary banks Includes the redemption of $21.3 million net payable to unaffiliated bank and $10.8 million in trust preferred securities Includes the impact of $4.6 million in breakage fees associated with swap contract termination and discount amortization reversal due to prior purchase accounting on the redeemed debt; assumes breakage fees are tax-effected at a 21.0% tax rateTax-equivalent preferred dividend assuming a 21.0% tax rate

Summary

- Attractive footprint MSA's enhance growth opportunity
- Consistent earnings performance, utilizing leverage to drive efficiency
- Disciplined and proven acquirer
- Large granular low-cost core deposit base
- Solid credit metrics through many credit cycles
- Geographic and portfolio diversification reduces credit risk
- Low risk liquidity profile with healthy capital levels

28
HTLF Strength. Insight. Growth.

 Appendix

 30  Note: 2021 Forbes Media LLC, used with permission    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  AMONG THE HIGHEST PURCHASE VOLUME GROWTH FOR VISA® COMMERCIAL CARD ISSUERS2015 | 2016 | 20172018 | 2019 | 2020   Forbes Best Bank in America2013 | 2017 | 2018 2019 | 2020 | 2021  HTLF Excellence Recognition

We See Growth Everywhere



Strength. Insight. Growth.

- It's what we bring to our customers, communities, employees and shareholders
- Strong corporate leadership and innovative thinking have uniquely positioned us
- Our business model and diverse geographic footprint reduce risk and drive organic growth
- Complemented by strategic M&A and talent acquisition

Values and Guiding Principles

- Integrity – Always do the right thing. Be honest and open.
- Accountability – Keep your promises, follow through and follow up.
- Community – Engage your community and your team. Unlock the potential around you.
- Excellence – Exceed expectations – every customer, every time.

31

HTLF Strength. Insight. Growth.

$18 billion corporate strength and sophistication Unique business model powers our banks with technology, efficiency and strengthWe’re investing in talent, developing products and implementing technology to enhance the services we provide11 banks managed on a local levelDecision making is local and focused on customers and relationshipsCommitted to our core commercial business supported by strong retail and wealth management  32  Powered by HTLF  Commercial-focused local banking with the scale to compete at any level

 33    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  HTLF Interest Rate Risk Management and Sensitivity  Market risk is the risk of loss arising from adverse changes in market prices and rates; HTLF's market risk is comprised primarily of interest rate risk resulting from its core banking activities of lending and accepting depositsInterest rate risk measures the impact on earnings from changes in interest rates and the effect on the current fair market values of HTLF's assets, liabilities and off-balance sheet contracts; HTLF's objective is to measure this risk and manage its balance sheet to avoid unacceptable potential for economic lossManagement continually develops and applies strategies to mitigate market risk; exposure to market risk is reviewed on a regular basis by the asset/liability committees of the bank subsidiaries and, on a consolidated basis, by HTLF's executive management and board of directorsAt least quarterly, a detailed review of the balance sheet risk profile is performed for HTLF and each of its bank subsidiaries; included in these reviews are interest rate sensitivity analyses, which simulate changes in net interest income in response to various interest rate scenariosThese analyses consider current portfolio rates, existing maturities, repricing opportunities and market interest rates, in addition to prepayments and growth under different interest rate assumptionsThe most recent reviews at June 30, 2021 provided the following results, in thousands:  Note: Financial data as of June 30, 2021; dollars in thousands  HTLF uses derivative financial instruments to manage the impact of changes in interest rates on its future interest income or interest expense; HTLF is exposed to credit-related losses in the event of nonperformance by the counterparties to these derivative instruments but believes it has minimized the risk of these losses by entering into the contracts with large, stable financial institutions

 34    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Retirement Product Enhancements  Online Banking Product Enhancements   Document Management   Consumer Loan Origination   Account Opening & Maintenance      Enterprise Tools and Data      Acquire and Fulfill   Sell and Market  Service and Maintain           Enterprise Customer Portal   Master Data Mgmt. / House-Holding   Knowledge Repository   Service Case Management   Treasury Mgmt. Account Analysis  CUSTOMER EXPERIENCE  OMNI-CHANNEL  PHASED IMPLEMENTATIONS   Video / Interactive Banker   Wealth Small Account Solutions  HTLF’s focus in 2021/2022 will be to “Do a Few Things Very Well First” with particular emphasis on Improved Customer Experiences, Growing “Best” Customer Relationships, and Driving Operational Efficiencies.    Voice of the Customer Surveys   Data Analytics / Data Driven Sales   Chat & Chatbots   Core Data Integration          Sales  Servicing  Enterprise  Acquisition          -- Phase I Complete  -- Work In Process              HTLF Digital Strategy

 35  Deposits assumed at closing (in millions)At deal completion Blue Valley Ban Corp was trading at 1.61 P/TBV, while HTLF was trading at 1.60 P/TBV    324268    105140183    167188214    201203205    2108846    223134103    138141143    235236237    1616835  Bank M&A – A Core Competency (13 successfully completed in last 7 years)Focused on In-Footprint TransactionsDeal Size “Sweet Spot” is Increasing Modestly – Targets of $1 to $3 Billion in AssetsMust Meet Conservatively Modeled Financial BenchmarksAccretive to EPS immediately after conversionDemonstrate an IRR > 15%Conservative tangible book value per share dilution earn-back periodsTalent Acquisition – Expanding Specialized Industry Group & adding Local BankersIn market bank teamsAdjacent new market banking teams  HTLF M&A Focus | Strategically Building our Banks

 36  Annualized net interest margin, fully tax-equivalent, adjusts net interest income for the tax-favored status of certain loans and securities. Management believes this measure enhances the comparability of net interest income arising from taxable and tax-exempt sources.Efficiency ratio, fully tax equivalent, expresses noninterest expenses as a percentage of fully tax-equivalent net interest income and noninterest income. This efficiency ratio is presented on a tax-equivalent basis which adjusts net interest income and noninterest expenses for the tax favored status of certain loans, securities, and tax credit projects. Management believes the presentation of this non-GAAP measure provides supplemental useful information for proper understanding of the financial results as it enhances the comparability of income and expenses arising from taxable and nontaxable sources and excludes specific items as noted in reconciliation contained in this press release.Net interest income, fully tax equivalent, is net income adjusted for the tax-favored status of certain loans and securities. Management believes this measure enhances the comparability of net interest income arising from taxable and tax-exempt sources.Tangible book value per common share is total common equity less goodwill and core deposit and customer relationship intangibles, net, divided by common shares outstanding, net of treasury. This measure is included as it is considered to be a critical metric to analyze and evaluate use of equity, financial condition and capital strength.Tangible common equity ratio is total common equity less goodwill and core deposit and customer relationship intangibles, net, divided by total assets less goodwill and core deposit and customer relationship intangibles, net. This measure is included as it is considered to be a critical metric to analyze and evaluate financial condition and capital strength.Annualized return on average tangible common equity is net income excluding intangible amortization calculated as (1) net income excluding tax-effected core deposit and customer relationship intangibles amortization, divided by (2) average common equity less goodwill and core deposit and customer relationship intangibles, net. This measure is included as it is considered to be a critical metric to analyze and evaluate use of equity, financial condition and capital strength.  Non-GAAP Financial Measures

 37  Non-GAAP Reconciliations

 38  Non-GAAP Reconciliations (cont.)

 39  Non-GAAP Reconciliations (cont.)

 40  Non-GAAP Reconciliations (cont.)

 41  Non-GAAP Reconciliations (cont.)